Exhibit 99.1



For immediate release

Alcon's Fourth Quarter Sales Rise 10.7 Percent

HUNENBERG, Switzerland – February 8, 2006 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,054.9 million for the fourth quarter of 2005, an increase of 10.7 percent over global sales in the fourth quarter of 2004, or 13.0 percent excluding the impact of foreign exchange fluctuations. In the fourth quarter of 2005, Alcon accrued an after-tax charge of $196.7 million, or $0.63 per share on a diluted basis, associated with an unfavorable lower court judgment in a patent lawsuit. In addition, the company accrued estimated after-tax costs of $11.0 million, or $0.04 per share on a diluted basis, related to damages to its United Kingdom facility arising from a major explosion at an adjacent oil storage depot. Including these charges, reported net earnings for the fourth quarter of 2005 were $60.7 million, or $0.19 per share on a diluted basis, compared to 2004 net earnings of $187.3 million, or $0.60 cents per share on a diluted basis. Excluding these items, adjusted net earnings for the fourth quarter of 2005 increased 43.3 percent to $268.4 million, or $0.86 per share on a diluted basis.

For the full year, Alcon reported global sales of $4,368.5 million, an increase of 11.6 percent over 2004 global sales of $3,913.6 million, or 10.5 percent excluding the impact of foreign exchange fluctuations. Reported net earnings and earnings per share in 2005 and 2004 included the impact of the above referenced patent judgment and United Kingdom facility damage in 2005, and an after-tax benefit of $57.6 million, or $0.18 per share on a diluted basis, related to realization of past research and development credits and the resolution of several significant tax audit issues in 2004. Including these items, reported net earnings for the full year 2005 were $931.0 million, or $2.98 per share on a diluted basis, compared to $871.8 million in 2004, or $2.80 per share on a diluted basis. Excluding these items, adjusted net earnings for the full year 2005 increased 39.9 percent to $1,138.7 million, or $3.65 per share on a diluted basis, compared to adjusted net earnings of $814.2 million or $2.62 per share in 2004.

"Our fourth quarter and full year sales came in above expectations on a reported and constant currency basis. This performance demonstrates the capability of our sales and marketing organization to execute our global plans and drive broad-based growth of our portfolio of leading-edge eye care products. While our reported earnings were negatively affected by two unexpected events, our underlying performance was reflective of higher gross margins, carefully managed spending and a lower tax rate," said Cary Rayment, Alcon's chairman, president and chief executive officer.

Fourth Quarter Sales Highlights
Highlights of sales for the fourth quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2004.
- U.S. sales grew 13.8 percent to $518.8 million, accounting for 49.2 percent of total sales.
- International sales grew 7.9 percent to $536.1 million, accounting for 50.8 percent of total sales. Excluding the impact of foreign exchange fluctuations, International sales grew 12.2 percent.
- Pharmaceutical sales grew 14.1 percent to $395.3 million and contributed 37.5 percent of total sales.

- Sales of glaucoma products increased 19.7 percent, led by a 37.8 percent rise in sales of **Travatan**® ophthalmic solution. In the U.S., **Travatan**® increased its share of the prostaglandin market by 3.0 percentage points in 2005, making it the fastest growing glaucoma product in the U.S., while it also continued to build share in many other markets outside the U.S.
- Sales of infection/inflammation products rose 13.6 percent led by increased sales of **Vigamox**® ophthalmic solution and the rapid market share gains of **Nevanac**™ ophthalmic suspension during the fourth quarter of 2005. **Vigamox**® is the leading ocular anti-infective in the U.S. with a 45.1 percent share of the fluoroquinolone category for the full year. In December 2005, only four months after its launch, **Nevanac**™ had garnered 19.4 percent of the U.S. non-steroidal anti-inflammatory market.
- Sales of allergy products, including **Patanol**® ophthalmic solution, rose 18.3 percent. **Patanol**® maintained its number one share position in the U.S., accounting for 66.3 percent of total ocular allergy prescriptions in 2005.
- Sales growth of otic products softened to 4.3 percent, primarily due to fluctuations in wholesaler inventories between periods. The otic franchise, including **Ciprodex**® and **Cipro**® **HC** otic suspensions, gained 3.4 percentage points of market share in the U.S. in 2005 to reach 31.3 percent.
- Surgical sales rose 10.7 percent to $523.5 million, accounting for 49.6 percent of total sales.
- Sales of intraocular lenses increased 18.3 percent to $182.4 million. Sales growth was attributable to the rapid growth in sales of **AcrySof**® **ReSTOR**® intraocular lenses**,** continued conversion to single-piece intraocular lenses in general and to **AcrySof**® **Natural IQ** lenses specifically. Global sales of **AcrySof**® **ReSTOR**® lenses in the fourth quarter of 2005 were $25.6 million and $54.2 million for the full year.
- Sales of cataract and vitrectomy products rose 7.9 percent, with sales of vitreoretinal surgical products, cataract removal systems and cataract procedure packs being key drivers of growth in this sector.
- Refractive revenue declined 11.0 percent due to decreases in global equipment sales and procedure fees.
- Consumer eye care sales increased 2.2 percent to $136.1 million, accounting for 12.9 percent of total sales.
- Sales of contact lens disinfectants declined 2.6 percent due to a flat overall market, increased competition that led to reduced sales in some markets and the continuing decline of older lens cleaning products.
- Sales of artificial tears increased 13.1 percent as **Systane**® lubricant eye drops continued to grow in global markets and as new versions of the product were introduced in markets around the world.

Fourth Quarter Earnings Highlights

Highlights of earnings for the fourth quarter of 2005 are provided below. Unless otherwise noted, all comparisons are fourth quarter of 2005 versus fourth quarter of 2004.

- Gross profit margin increased 4.0 percentage points to 75.8 percent of sales, primarily due to reduced royalty expense as a result of two royalty buyouts, favorable product mix trends and manufacturing efficiencies.

- SG&A expense, including the patent judgment and the UK facility damage, rose to 55.5 percent of sales. Excluding these items, SG&A declined from 34.0 percent of sales to 32.3 percent of sales, as the company exercised good cost control and took advantage of its global operating infrastructure.
- As a percent of sales, R&D expenses declined slightly to 11.3 percent of sales compared to 11.4 percent of sales. R&D expenses were broadly spread across projects in all therapeutic areas.
- Including the patent judgment and UK facility damage, operating income declined to $73.4 million compared to $230.5 million. Excluding these items, operating income increased 39.7 percent to $322.1 million, or 30.5 percent of sales, primarily due to higher gross margins.
- The reported effective tax rate for the full years 2005 and 2004 was 22.6 percent. Both years' rates reflect the resumption of funding a portion of research and development expenses in the U.S., settlements of several tax audits and adjustments to tax estimates.

New Product and R&D Pipeline Update

Summarized below are updates on new products and significant research and development activities.

- The FDA approved the **AcrySof® Natural Toric** intraocular lens, which is the blue light filtering model of the previously approved **AcrySof® Toric** lens for correcting astigmatism. The company plans to launch this lens in the U.S. in March of 2006. In addition, the company has commenced a controlled launch in Japan of its **AcrySert®** device, which is a lens insertion device pre-loaded with an **AcrySof®** lens.
- The **OZil™** torsional handpiece was added to the **Infiniti®** vision system as a fourth modality for cataract surgery. This innovative technology employs ultrasonic torsional oscillations of the tip to more efficiently emulsify and remove cataracts.
- The company entered into a collaboration agreement with Kalypsys, Inc. with the objective of discovering ophthalmic drug candidates for development and commercialization.
- The company was advised by the U.S. Food and Drug Administration (FDA) in October that it would have to reformulate **Patanase®** nasal spray to gain approval of the product. In January of 2006, the company met with the FDA to review plans for testing the new formula and has determined generation of the new data likely will lead to a re-filing during the second half of 2007.
- In December, the company met with the FDA to review additional information the FDA had requested regarding the company's **RETAANE®** 15mg suspension submission for the treatment of age-related macular degeneration (AMD). Alcon is waiting for the agency's response to the information presented at that meeting and is continuing to pursue approvals in other countries outside of the U.S. The company may have to perform additional clinical studies to gain approval in some markets where it is under review.
- Approval of **RETAANE®** suspension was received in Australia, and the company is currently negotiating with the regulatory authorities to determine reimbursement.
- The two AMD risk reduction clinical trials on **RETAANE®** suspension completed combined enrollment of more than 2,500 patients. These studies are expected to last four years and are designed to determine if **RETAANE®** suspension can reduce the conversion rate from dry to wet AMD.

- Clinical results from the latest clinical study of 15(s)HETE did not show statistical significance of the active ingredient versus the placebo. The company is evaluating clinical study designs to test the drug in specific subgroups of dry eye patients where the clinical benefit may be more evident.
- The company received U.S. approval of the **Travatan® Dosing Aid**, which is designed to facilitate patient compliance and to allow doctors to better monitor compliance. While it is not expected to generate direct sales revenue, the device is expected to support increased sales of **Travatan®** ophthalmic solution.
- The company commenced launches of three new consumer products – **Systane® Free** lubricant eye drops for dry eyes, **ICAPS® MV** multi-vitamin and **OPTI-FREE® RepleniSH®** multi-purpose disinfecting solution for contact lenses.

Financial Guidance

Financial guidance for the full year 2006 and factors impacting this guidance are provided below.
- Total sales are expected to be between $4,750 million and $4,800 million.
- Sales of **ReSTOR®** intraocular lenses are expected to be between $150 and $170 million.
- Diluted earnings per share are expected to be between $3.98 and $4.07 on a reported basis or between $4.18 and $4.27 excluding stock option expense resulting from the adoption of FAS 123R.
- Approximately 45 percent of stock option expense will be accrued in the first quarter, with the remaining 55 percent spread evenly through the remaining three quarters.

Other Items

- Alcon's board of directors will propose to shareholders a dividend of 1.68 Swiss francs per share. The proposal will be voted on at the company's Annual General Meeting for shareholders on May 2, 2006 in Zug, Switzerland.
- Alcon's board of directors approved the repurchase of up to an additional 5.0 million shares of the company's outstanding common stock. Including prior authorizations, the company has authority to repurchase approximately 6.7 million shares.
- The board of directors will propose to shareholders, at the May 2, 2006 Annual General Meeting, the cancellation of a portion of shares repurchased in 2006 and the corresponding reduction in the share capital of Alcon, Inc.
- Approximately 4.9 million employee stock options vest on February 18, 2006.
- Mr. Peter Brabeck-Letmathe advised the Alcon Board of Directors that he will not stand for re-election at the Annual General Meeting scheduled for May 2, 2006, and therefore will be stepping down from his position as director and vice chairman of Alcon, effective May 2, 2006. Mr. Brabeck-Letmathe has been a director of Alcon since its initial public offering in 2002 and has contributed greatly to Alcon's strategic business and financial direction over the past four years. Alcon extends its thanks and appreciation to Mr. Brabeck-Letmathe for his decisive support to the company's success since the IPO and for many years before that while Alcon was wholly-owned by Nestlé, S.A.

- Alcon's board of directors will propose to shareholders that Mr. Joe Weller, former Chairman and Chief Executive Officer of Nestlé USA, be elected to a three-year term of office, effective May 2, 2006, replacing Mr. Peter Brabeck-Letmathe's position as a director of Alcon. Mr. Weller retired on January 31, 2006 from Nestlé USA after 37 years of service to the Nestlé Group including with the Carnation Company, Nestlé Australia and Nestlé USA.

- Alcon's board of directors will propose to shareholders that Mr. Paul Polman be elected for a two-year term of office, effective May 2, 2006, replacing Mr. Wolfgang Reichenberger who resigned from his position as a director of Alcon, effective December 31, 2005 and whose term of office would have expired in 2008. Mr. Polman, formerly Group President of Procter & Gamble Europe, was appointed by the Board of Nestlé S.A. to the position of Chief Financial Officer of Nestlé, S.A. on January 1, 2006. Mr. Polman, a Dutch national, holds a degree in finance and a master's degree in business administration and had a very successful career with Procter & Gamble for 26 years prior to joining Nestlé.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of $4.37 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of **Cipro**® and **Ciprodex**®, which are the property of Bayer AG and licensed to Alcon. **Vigamox**® is licensed to Alcon from Bayer AG.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	**2004**	**2005**	**2004**
Sales	$ 1,054.9	$ 952.7	$ 4,368.5	$ 3,913.6
Cost of goods sold	255.7	269.0	1,078.4	1,081.6
Gross profit	799.2	683.7	3,290.1	2,832.0
Selling, general and administrative	585.3	324.1	1,594.7	1,237.3
Research and development	118.9	108.4	421.8	390.4
Amortization of intangibles	21.6	20.7	85.7	72.5
Operating income	73.4	230.5	1,187.9	1,131.8
Other income (expense):				
Gain (loss) from foreign currency, net	(1.6)	(0.4)	0.7	(2.2)
Interest income	15.3	7.4	48.7	23.3
Interest expense	(10.6)	(7.1)	(38.8)	(26.9)
Other, net	0.5	(0.2)	4.4	(0.3)
Earnings before income taxes	77.0	230.2	1,202.9	1,125.7
Income taxes	16.3	42.9	271.9	253.9
Net earnings	$ 60.7	$ 187.3	$ 931.0	$ 871.8
Basic earnings per common share	$ 0.20	$ 0.61	$ 3.04	$ 2.85
Diluted earnings per common share	$ 0.19	$ 0.60	$ 2.98	$ 2.80
Basic weighted average common shares	306,138,519	305,318,023	306,036,089	305,761,128
Diluted weighted average common shares	312,505,431	310,534,995	311,903,177	310,837,194

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended December 31,		%Change	%Foreign Currency Change	%Change in Constant Currency
	2005	2004			
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 223.2	$ 195.2	14.3%	-%	14.3%
Surgical	233.1	199.9	16.6	-	16.6
Consumer Eye Care	62.5	60.7	3.0	-	3.0
Total United States Sales	**518.8**	**455.8**	**13.8**	**-**	**13.8**
International:					
Pharmaceutical	172.1	151.4	13.7	(3.5)	17.2
Surgical	290.4	273.0	6.4	(5.2)	11.6
Consumer Eye Care	73.6	72.5	1.5	(2.4)	3.9
Total International Sales	**536.1**	**496.9**	**7.9**	**(4.3)**	**12.2**
Total Global Sales	**$ 1,054.9**	**$ 952.7**	**10.7%**	**(2.3)%**	**13.0%**
PRODUCT SALES					
Infection/inflammation	$ 149.7	$ 131.8	13.6%		
Glaucoma	157.6	131.7	19.7		
Allergy	62.1	52.5	18.3		
Otic	33.9	32.5	4.3		
Other pharmaceuticals/rebates	(8.0)	(1.9)	N/M		
Total Pharmaceutical	**395.3**	**346.6**	**14.1**	**(1.5)%**	**15.6%**
Intraocular lenses	182.4	154.2	18.3		
Cataract/vitreoretinal	328.1	304.1	7.9		
Refractive	13.0	14.6	(11.0)		
Total Surgical	**523.5**	**472.9**	**10.7**	**(3.0)**	**13.7**
Contact lens disinfectants	67.2	69.0	(2.6)		
Artificial tears	41.4	36.6	13.1		
Other	27.5	27.6	(0.4)		
Total Consumer Eye Care	**136.1**	**133.2**	**2.2**	**(1.3)**	**3.5**
Total Global Sales	**$ 1,054.9**	**$ 952.7**	**10.7%**	**(2.3)%**	**13.0%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve months ended December 31,		%Change	%Foreign Currency Change	%Change in Constant Currency
	2005	**2004**			
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 1,047.7	$ 941.3	11.3%	-%	11.3%
Surgical	870.1	778.0	11.8	-	11.8
Consumer Eye Care	277.6	271.0	2.4	-	2.4
Total United States Sales	**2,195.4**	**1,990.3**	**10.3**	**-**	**10.3**
International:					
Pharmaceutical	720.0	601.3	19.7	2.9	16.8
Surgical	1,146.8	1,036.4	10.7	1.7	9.0
Consumer Eye Care	306.3	285.6	7.2	2.9	4.3
Total International Sales	**2,173.1**	**1,923.3**	**13.0**	**2.2**	**10.8**
Total Global Sales	**$ 4,368.5**	**$ 3,913.6**	**11.6%**	**1.1%**	**10.5%**
PRODUCT SALES					
Infection/inflammation	$ 639.9	$ 572.7	11.7%		
Glaucoma	621.4	526.3	18.1		
Allergy	357.5	321.4	11.2		
Otic	211.9	171.3	23.7		
Other pharmaceuticals/rebates	(63.0)	(49.1)	N/M		
Total Pharmaceutical	**1,767.7**	**1,542.6**	**14.6**	**1.1%**	**13.5%**
Intraocular lenses	676.3	583.9	15.8		
Cataract/vitreoretinal	1,284.4	1,167.7	10.0		
Refractive	56.2	62.8	(10.5)		
Total Surgical	**2,016.9**	**1,814.4**	**11.2**	**1.0**	**10.2**
Contact lens disinfectants	296.7	298.9	(0.7)		
Artificial tears	170.8	141.5	20.7		
Other	116.4	116.2	0.2		
Total Consumer Eye Care	**583.9**	**556.6**	**4.9**	**1.5**	**3.4**
Total Global Sales	**$ 4,368.5**	**$ 3,913.6**	**11.6%**	**1.1%**	**10.5%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	Dec 31, 2005		Dec 31, 2004
Assets			
Current assets:			
Cash and cash equivalents	$	1,457.2	$ 1,093.4
Short term investments		377.7	138.2
Trade receivables, net		725.4	696.8
Inventories		427.2	455.2
Deferred income tax assets		178.9	176.1
Other current assets		101.6	84.4
Total current assets		3,268.0	2,644.1
Long term investments		154.8	--
Property, plant and equipment, net		829.6	830.2
Intangible assets, net		293.7	329.3
Goodwill		550.0	549.2
Long term deferred income tax assets		77.5	66.4
Other assets		54.6	48.9
Total assets	$	5,228.2	$ 4,468.1
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable	$	156.0	$ 126.2
Short term borrowings		1,021.5	911.6
Current maturities of long term debt		5.9	4.5
Other current liabilities		1,095.1	835.1
Total current liabilities		2,278.5	1,877.4
Long term debt, net of current maturities		56.0	71.9
Long term deferred income tax liabilities		15.8	23.3
Other long term liabilities		321.8	307.6
Contingencies			
Shareholders' equity:			
Common shares		43.4	42.7
Additional paid-in capital		806.3	547.3
Accumulated other comprehensive income		90.9	225.4
Deferred compensation		--	(2.6)
Retained earnings		2,282.3	1,653.6
Treasury shares, at cost		(666.8)	(278.5)
Total shareholders' equity		2,556.1	2,187.9
Total liabilities and shareholders' equity	$	5,228.2	$ 4,468.1

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

| | Year ended December 31, | |
	2005	2004
Cash provided by operating activities:		
Net cash from operating activities	$ 1,235.0	$ 1,047.8
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(162.2)	(146.2)
Purchases of intangible assets	(43.2)	(69.9)
Net purchases of available-for-sale investments	(180.6)	(41.0)
Proceeds from sale of assets	3.7	1.6
Net cash from investing activities	(382.3)	(255.5)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	123.9	(434.5)
Repayment of long term debt	(16.1)	(9.3)
Dividends on common shares	(302.0)	(169.4)
Proceeds from exercise of stock options	153.1	26.8
Acquisition of treasury shares	(391.9)	(236.3)
Net cash from financing activities	(433.0)	(822.7)
Effect of exchange rates on cash and cash equivalents	(55.9)	37.8
Net increase (decrease) in cash and cash equivalents	363.8	7.4
Cash and cash equivalents, beginning of period	1,093.4	1,086.0
Cash and cash equivalents, end of period	$ 1,457.2	$ 1,093.4
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 37.8	$ 28.0
Income taxes	$ 157.4	$ 327.8

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in Millions, except per share data)

	Reported	Non-GAAP Adjustments AMO Suit	Damages	Non-GAAP Adjusted
		Three Months ended December 31, 2005 [1]		
Sales	$ 1,054.9	$ --	$ --	$ 1,054.9
Cost of goods sold	255.7	--	(3.2)	252.5
Gross profit	799.2	--	3.2	802.4
Selling, general and administrative	585.3	(240.0)	(5.5)	339.8
Research and development	118.9	--	--	118.9
Amortization of intangibles	21.6	--	--	21.6
Operating income	73.4	240.0	8.7	322.1
Other income (expense):				
Gain (loss) from foreign currency, net	(1.6)	--	--	(1.6)
Interest income	15.3	--	--	15.3
Interest expense	(10.6)	--	--	(10.6)
Other, net	0.5	--	--	0.5
Earnings before income taxes	77.0	240.0	8.7	325.7
Income taxes	16.3	43.3	(2.3)	57.3
Net earnings	$ 60.7	$ 196.7	$ 11.0	$ 268.4
Diluted earnings per common share	$ 0.19	$ 0.63	$ 0.04	$ 0.86

Selected ratios as percent of sales

Selling, general and administrative	55.5 %	(22.8)%	(0.4)%	32.3%
Operating income	7.0	22.8	0.7	30.5

Other selected financial ratios

% Operating Income Growth	(68.2)			39.7
% Net Income Growth	(67.6)			43.3

(1) The adjusted items above related to an unfavorable court judgment and damages to the company's United Kingdom facility. These numbers are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in Millions, except per share data)

	Reported	Non-GAAP Adjustments AMO Suit	Damages	Non-GAAP Adjusted
		Year ended December 31, 2005 [1]		
Sales	$ 4,368.5	$ --	$ --	$ 4,368.5
Cost of goods sold	1,078.4	--	(3.2)	1,075.2
Gross profit	3,290.1	--	3.2	3,293.3
Selling, general and administrative	1,594.7	(240.0)	(5.5)	1,349.2
Research and development	421.8	--	--	421.8
Amortization of intangibles	85.7	--	--	85.7
Operating income	1,187.9	240.0	8.7	1,436.6
Other income (expense):				
Gain (loss) from foreign currency, net	0.7	--	--	0.7
Interest income	48.7	--	--	48.7
Interest expense	(38.8)	--	--	(38.8)
Other, net	4.4	--	--	4.4
Earnings before income taxes	1,202.9	240.0	8.7	1,451.6
Income taxes	271.9	43.3	(2.3)	312.9
Net earnings	$ 931.0	$ 196.7	$ 11.0	$ 1,138.7
Diluted earnings per common share	$ 2.98	$ 0.63	$ 0.04	$ 3.65
Selected ratios as percent of sales				
Selling, general and administrative	36.5 %	(5.5)%	(0.1)%	30.9%
Operating income	27.2	5.5	0.2	32.9
Other selected financial ratios				
% Operating Income Growth	5.0			26.9
% Net Income Growth	6.8			39.9

(1) The adjusted items above related to an unfavorable court judgment and damages to the company's
United Kingdom facility in 2005 and non-GAAP adjusted growth rates also reflect the favorable
impact of recovery of past research and development credits and the resolution of several
significant tax audit issues in 2004. These adjusted numbers are considered non-GAAP financial
measures as defined by Regulation G promulgated by the U.S. Securities and Exchange
Commission. Alcon presents these non-GAAP measures to improve the comparability and
consistency of financial results of Alcon's core business activities and to enhance the overall
understanding of Alcon's performance and future prospects. Growth rates reflect performance
versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in Millions, except per share data)

	Year ended December 31, 2004 [1]		
	Reported	Non-GAAP Adjustment	Non-GAAP Adjusted
Earnings before income taxes	$ 1,125.7	$ --	$ 1,125.7
Income taxes	253.9	57.6	311.5
Net earnings	$ 871.8	$ (57.6)	$ 814.2
Diluted earnings per common share	$ 2.80	$ (0.18)	$ 2.62

(1) The adjusted item above related to the favorable impact of filing amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents this non-GAAP measure to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and
Strategic Corporate Communications
817-551-8974
or
Matthew Head
Manager,
Investor Relations
817-551-8550
www.alconinc.com